Exhibit 99.2

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

AVG TECHNOLOGIES N.V.

NOTICE, AGENDA AND EXPLANATORY NOTES

Notice, agenda and explanatory notes for the Extraordinary General Meeting of Shareholders (the EGM) of AVG Technologies N.V. (AVG), to be held at 10.00 hours CET on 23 August 2016 at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam, the Netherlands.

Each of AVG’s management board (the Management Board) and supervisory board (the Supervisory Board and together with the Management Board, the Boards) unanimously recommends that you vote “for” each of the following items that contemplate shareholder voting.

The language of the meeting will be English.

Capitalized terms used and not otherwise defined in this agenda shall have the meaning ascribed to such terms in the explanatory notes hereto.

1.	Opening.

2.	Explanation of the recommended tender offer (the Offer) by Avast Software B.V. (Buyer), a direct wholly-owned subsidiary of Avast Holding B.V. (Parent), to purchase any and all of the outstanding ordinary shares in the capital of AVG (collectively, the Shares) from AVG’s shareholders (the Shareholders), in exchange for $25.00 per Share, to the sellers in cash, without interest (discussion item).

3.	Full and final release from liability of all of the members of the Supervisory Board for their service through the date of the EGM: D.L. Fuller, G. Eichler, J.W. Meeks, C.J. Tenwick, J.G. Haars, F.E. Esser and R.J. Dunne (voting item).

4.	Appointment of the following members of the Supervisory Board (based on binding nominations).

(i) René Bienz (voting item).

(ii) Gagandeep Singh (voting item).

(iii) Glenn Taylor (voting item).

5.	Full and final release from liability of all of the members of the Management Board for their service through the date of the EGM: G. Kovacs and J.G. Ross and through the date of his resignation for J. Little.

6.	Appointment of the following members of the Management Board (based on binding nominations).

(i) Alan Rassaby (voting item).

(ii) Stefan Boermans (voting item).

(iii) Dick Haarsma (voting item).

7.	Corporate governance structure AVG

(iv)	Conversion (change of legal form) of AVG into a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) and amendment of AVG’s articles of association (the Articles of Association) in accordance with AoA Proposal I (voting item).

(v)	Amendment of the Articles of Association in accordance with AoA Proposal II (voting item).

8.	Asset Sale and Liquidation.

(vi)	Approval of the sale of substantially all assets, including tax attributes, to the extent transferable of AVG to, and assumption of all liabilities of AVG by, Buyer or one or more of its designees as required under article 2:107a Dutch Civil Code (DCC) (the Asset Sale) (voting item).

(vii)	(a) Dissolution (ontbinding) of AVG in accordance with article 2:19 DCC; (b) appointment of Stichting Vereffening AVG Technologies (the Foundation) as the liquidator (vereffenaar) of AVG in accordance with article 2:19 DCC and (c) approval of the Second Step Distribution (voting item).

9.	Any other business.

10.	Close of meeting.

Explanatory notes to the agenda for the Extraordinary General Meeting of Shareholders (EGM) of AVG Technologies N.V. (AVG)

Each of AVG’s management board (the Management Board) and supervisory board (the Supervisory Board and together with the Management Board, the Boards) unanimously recommends that you vote “for” each of the following items that contemplate shareholder voting.

Capitalized terms used and not otherwise defined in these explanatory notes shall have the meaning as set out in the agenda.

2. Explanation of the recommended tender offer (the Offer) by Avast Software B.V. (Buyer), a direct wholly-owned subsidiary of Avast Holding B.V. (Parent), to purchase any and all of the outstanding ordinary shares in the capital of AVG (collectively, the Shares) from AVG’s shareholders (the Shareholders), in exchange for $25.00 per Share, to the sellers in cash, without interest.

On 7 July 2016, Parent and AVG jointly announced that they had reached agreement in connection with a recommended tender offer by Buyer for any and all of the Shares, at an offer price of $25.00 for each Share, to the seller in cash, without interest (the Offer Consideration).

The terms of the Offer and the transactions contemplated thereby are summarized in Annex II.

The terms of the Offer will be made publicly available in an Offer to Purchase, a related letter of transmittal and certain other tender offer documents (collectively, the Tender Offer Documents), which Buyer expects to distribute to AVG’s shareholders and to file with U.S. Securities and Exchange Commission (the SEC) as exhibits to a tender offer statement on Schedule TO (the Schedule TO) by the end of July. In addition to the terms of the Offer, the Tender Offer Documents will contain an explanation of the conditions to accept the Offer and other information regarding the Offer and the parties involved in the Offer and related transactions.

The Boards have extensively considered the Offer, the strategy for the combined entities following the Offer, the transactions contemplated thereby, the Offer Consideration and the consequences for Shareholders, employees and other stakeholders. AVG will file a Schedule 14D-9 solicitation/recommendation statement and related exhibits relating to the Offer with the SEC promptly following the filing of the Schedule TO (the Solicitation/Recommendation Statement) in which the decision-making process, the support for the Offer and the transactions contemplated thereby, and the recommendation of the Boards are included, and the strategic, financial and non-financial merits of the Offer will be described. Shareholders are encouraged to carefully read the information set forth in the Solicitation/Recommendation Statement.

The Tender Offer Documents and Solicitation/Recommendation Statement will be available for inspection and copies may be obtained free of charge at the offices of AVG (Gatwickstraat 9, 1043 GL Amsterdam, the Netherlands) by Shareholders and other persons entitled to take part in the EGM. The documents will also be available at AVG’s website: investors.avg.com, and at the website of the SEC: www.sec.gov. During the EGM, AVG’s Management Board will give a presentation on the Offer and the Asset Sale and Liquidation (as defined below) and the Offer and the Asset Sale and Liquidation (as defined below) will be discussed.

Based on a due and careful consideration of the Offer, each of the Boards unanimously recommends to the Shareholders (i) to accept the Offer and tender their Shares into the Offer and (ii) to vote in favour of all resolutions proposed for adoption in the EGM.

3. Full and final release from liability of all members of the Supervisory Board for their service through the date of the EGM: D.L. Fuller, G. Eichler, J.W. Meeks, C.J. Tenwick, J.G. Haars, F.E. Esser and R.J. Dunne

It is proposed that all members of the Supervisory Board will be granted full and final discharge from liability in respect of their roles as members of the Supervisory Board up to and including the date of the EGM, except for liability as a result of fraud, gross negligence, wilful misconduct and criminal behaviour.

The discharge will be effective as per the moment of the Offeror’s acceptance for payment for all Shares validly tendered and not properly withdrawn pursuant to the Offer (the Acceptance Time). The discharge will take place on the basis of information provided to the general meeting of shareholders of AVG (the General Meeting), including the Tender Offer Documents, Solicitation/Recommendation Statement and press releases. For the sake of completeness it is noted that in addition Buyer has agreed to grant full and final discharge to these members of the Supervisory Board for the period ending on the date their resignations become effective at the first annual General Meeting held after the closing of the Offer, except for liability as a result of fraud, gross negligence, wilful misconduct and criminal behaviour.

The Boards unanimously recommend that the Shareholders vote in favour of this resolution.

4. Appointment of members of the Supervisory Board (based on binding nominations).

Buyer and AVG have agreed that effective per the Acceptance Time, changes are to be made in the corporate governance structure of AVG. One of these changes concerns the composition of the Supervisory Board.

Messrs D.L. Fuller, G. Eichler, J.W. Meeks, F.E. Esser and R.J. Dunne will voluntarily step down as members of the Supervisory Board, effective per the Acceptance Time. The other current members of the Supervisory Board, Messrs C.J. Tenwick and J.G. Haars, will remain on the Supervisory Board as independent members of the Supervisory Board (each an Independent Director). The Independent Directors will especially look after the interests of any minority shareholders until the earliest of (i) Buyer acquiring all of the Shares or (ii) AVG having ceased to exist following its liquidation, if applicable.

In view of the agreement between Buyer and AVG in connection with the Offer and the resignation of five members of the Supervisory Board, three persons identified by Buyer have been recommended for appointment as members of the Supervisory Board. In accordance with these recommendations the Supervisory Board nominated Messrs, René Bienz, Gagandeep Singh and Glenn Taylor for appointment as members of the Supervisory Board effective per the Acceptance Time and for a term ending at the close of the annual General Meeting to be held in 2020.

The General Meeting may overrule these binding nominations by a resolution passed with a majority of the votes cast representing more than one-third of AVG’s issued share capital against the appointment. If a nomination is not overruled, the nominee shall be appointed. Each proposal under 4 (i) to (iii) will be put to a vote separately.

No amendment with regard to the compensation of the Independent Directors is proposed. The other members of the Supervisory Board will not receive any compensation. All members of the Supervisory Board will be reimbursed for expenses.

The above nominations have been made taking into account the limitation of positions prescribed by article 2:142a Dutch Civil Code (DCC). The curricula vitae of the persons nominated for appointment as members of the Supervisory Board and the Supervisory Board’s reasons for the nominations can be found in Annex 1 attached hereto.

The Boards unanimously recommend that the Shareholders vote in favour of these resolutions.

5. Full and final release of liability to all members of the Management Board for their service through the date of the EGM: G. Kovacs and J.G. Ross and through the date of his resignation for J. Little.

It is proposed that full and final discharge will be granted to all members of the Management Board and Mr. J. Little (former member of the Management Board) in respect of their roles as members of the Management Board, up to and including the date of the EGM with respect to the current Management Board members and up to and including the date of his resignation (9 June 2016) with respect to Mr. J. Little, except for liability as a result of fraud, gross negligence, wilful misconduct and criminal behaviour. For the sake of completeness it is noted that in addition, Buyer has agreed to grant full and final discharge to these (former) members of the Management Board for the period ending on the date their resignation becomes effective at the first annual General Meeting held after the closing of the Offer, except for liability as a result of fraud, gross negligence, wilful misconduct and criminal behaviour.

The discharge will be effective as per the Acceptance Time. The discharge will take place on the basis of information provided to the General Meeting, including the Tender Offer Documents, Solicitation/Recommendation Statement and press releases.

The Boards unanimously recommend that the Shareholders vote in favour of this resolution.

6. Appointment of members of the Management Board (based on binding nominations).

All members of the Management Board will voluntarily step down, effective per the Acceptance Time.

In view of the agreement between Buyer and AVG in connection with the Offer and the resignation of all current members of the Management Board, three persons identified by Buyer have been recommended for appointment as members of the Management Board. In accordance with these recommendations, the Supervisory Board nominated Messrs Alan Rassaby, Stefan Boermans and Dick Haarsma for appointment as members of the Management Board effective per the Acceptance Time and for a term ending at the close of the annual general meeting to be held in 2020.

Mr Rassaby (60) is the general counsel and head of human resources of the Avast Software Group, a managing director of Parent and Buyer and an executive director at Avast Software s.r.o. Mr Rassably is nominated for his expertise in legal and corporate matters.

Mr Boermans (42) is a managing director of Parent and Buyer. Mr Boermans is nominated for his operating and financial expertise.

Mr Haarsma (68) is a managing director of Parent and Buyer. Mr Haarsma is nominated for his expertise in corporate governance.

The General Meeting may overrule these nominations by a resolution passed with a majority of the votes cast representing more than one-third of AVG’s issued share capital against the appointments. If a nomination is not overruled, the nominee shall be appointed. Each proposal under 6 (i) to (iii) will be put to a vote separately.

The Boards unanimously recommend that the Shareholders vote in favour of these resolutions.

7. Corporate governance structure AVG.

AoA Proposal I

In relation to the Offer, Buyer and AVG have agreed that AVG may be converted from a public company with limited liability (naamloze vennootschap) into a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) and in connection therewith amend its articles of association (the Articles of Association), subject to (i) the number of Shares validly tendered in accordance with the terms of the Offer (including in the subsequent offering period as referred to in Annex II) and not properly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee prior to the expiration of the Offer), together with the Shares then owned by Parent and/or Buyer or their respective subsidiaries (the Acquired Shares), representing at least eighty percent (80%) of the Shares, (ii) delisting of the Shares from the New York Stock Exchange and (iii) the Asset Sale (as defined below) not being pursued.

The main changes in this proposal to amend the Articles of Association (AoA Proposal I) concern provisions that either mandatorily apply to private limited liability companies or provisions that are more suitable for AVG’ new status as non-listed entity, including the deletion of all references to preference shares or separate classes of shares.

AoA Proposal II

In relation to the Offer and as further described in Annex II, Buyer and AVG have agreed that the Articles of Association may be amended in accordance with AoA Proposal II (as defined below), subject to the Acquired Shares after the subsequent offering period and minority exit offering period representing less than ninety-five percent (95%) but at least eighty percent (80%) of the shares (the Asset Sale Range).

The main change in this proposal to amend the Articles of Association (AoA Proposal II) concerns a provision that the General Meeting will be the body competent to appoint a liquidator. This change is proposed in anticipation of the Asset Sale (as defined below) which is described in more detail in agenda item 8 (Asset Sale and Liquidation) and Annex II.

Drafts of both AoA Proposal I and AoA Proposal II (in the Dutch prevailing version and English translations) are published on AVG’s website and are also available for inspection and copies may be obtained free of charge at the offices of AVG by the Shareholders and other persons entitled to take part in the EGM.

The Management Board, with approval of the Supervisory Board, proposes to the General Meeting to:

(i)	resolve to convert AVG into a private limited liability company and to amend the Articles of Association in accordance with AoA Proposal I, and

(ii)	resolve to amend the Articles of Association in accordance with AoA Proposal II.

These proposals will be put to a vote separately. Both resolutions are subject to a resolution of the Management Board to implement the respective amendments of the Articles of Association and determining the fulfilment of the conditions set out above.

The abovementioned proposals each include a proposal to authorize each member of the Management Board, and any and all lawyers and paralegals practising with De Brauw Blackstone Westbroek N.V. to execute such notarial deed of amendment to the Articles of Association.

The Boards unanimously recommend that the Shareholders vote in favour of these resolutions.

8. Asset Sale and Liquidation.

Buyer and AVG have agreed that Buyer may effectuate a corporate reorganization of AVG and its subsidiaries as promptly as practicable following the acceptance of the Offer. In connection therewith, Buyer and AVG have agreed that Parent and Buyer may require AVG to sell substantially all of its assets, including any tax attributes to the extent transferable, to Buyer and/or one or more of its designees in connection with the obligation of Buyer, or such designee, to pay a purchase price consisting of a note payable and cash and to assume all liabilities of AVG (the Asset Sale), subject to number of Acquired Shares falling within the Asset Sale Range. The Asset Sale requires the approval of the General Meeting pursuant to article 2:107a DCC (the Asset Sale Resolution).

In connection with the Asset Sale, Buyer and AVG have agreed that it will be proposed to dissolve (ontbinden) AVG (the Dissolution) and liquidate (vereffenen) its assets (the Liquidation), such that the proceeds of the Asset Sale will be distributed by means of a liquidation distribution (which may be an advance liquidation distribution) to the Shareholders such that each holder of Shares that were not tendered in the Offer (including any subsequent offering period and the minority exit offering period) shall receive cash in an amount equal to the Offer Consideration multiplied by the number of Shares then held by such Shareholder without interest and less any applicable withholding taxes or other taxes (the Second Step Distribution). It is further proposed that, Stichting Vereffening AVG Technologies, a foundation (stichting) to be incorporated under Dutch law (the Foundation) will be appointed as AVG’s liquidator to carry out the Liquidation once the Dissolution has become effective. The Dissolution, the Second Step Distribution and the appointment of the Foundation as AVG’s liquidator (the Liquidation Resolutions and together with the Asset Sale Resolution: the Asset Sale and Liquidation Resolutions) will be adopted by or are subject to approval by the General Meeting.

A further description of the Asset Sale, the Dissolution and Liquidation and the Second Step Distribution is set out in Annex II and, when available, the Offer Documents.

The Management Board, having obtained the approval of the Supervisory Board, proposes to the General Meeting to:

(i)	approve the Asset Sale as required under article 2:107a DCC; and

(ii)	(a) dissolve (ontbinden) AVG in accordance with article 2:19 DCC; (b) appoint the newly to be incorporated Stichting Vereffening AVG Technologies as liquidator (vereffenaar) of AVG in accordance with article 2:19 DCC and clause 41.1 of the Articles of Association as they will read after amendment thereof in accordance with AoA Proposal II and (c) approve the Second Step Distribution.

Each of the Asset Sale and Liquidation Resolutions is subject to the number of Acquired Shares falling within the Asset Sale Range. In addition, the Liquidation Resolutions are subject to (i) the amendment of the Articles of Association in accordance with AoA Proposal II and (ii) completion of the Asset Sale.

The Boards unanimously recommend that the Shareholders vote in favour of these resolutions.

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of AVG or any other securities, nor is it a substitute for the tender offer materials that Avast will file with the SEC. The solicitation and offer to purchase ordinary shares of AVG will only be made pursuant to an Offer to Purchase, a related letter of transmittal and certain other tender offer documents. At the time the tender offer is commenced, Avast will file a tender offer statement on Schedule TO, including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents, and AVG will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC, each with respect to the tender offer. The tender offer statement (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the solicitation/recommendation statement will contain important information. AVG’s shareholders are urged to read the tender offer statement and Solicitation/Recommendation Statement, as they may be amended from time to time, as well as any other relevant documents filed with the SEC, when they become available, carefully and in their entirety because they will contain important information that holders of AVG’s securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of ordinary shares of AVG at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by AVG will be available free of charge on AVG’s website at investors.avg.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, AVG files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by AVG at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. AVG’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

ANNEX 1

CURICULAE VITAE

Name	René Bienz

Age	49

Current position	Chief Financial Officer of the Avast Software Group

Other positions	Managing Director of Avast Operations B.V.

Ownership of AVG shares or other instruments	None

Motivation nomination	Mr Bienz is nominated for his financial and operating expertise

Name	Gagandeep Singh

Age	39

Current position	President Mobile of the Avast Software Group

Other positions	None

Ownership of AVG shares or other instruments	none

Motivation nomination	Mr Singh is nominated for his operating expertise and knowledge of the Mobile business

Name	Glenn Taylor

Age	58

Current position	Chief Strategy Officer of the Avast Software Group

Other positions	None

Ownership of AVG shares or other instruments	None

Motivation nomination	Mr Taylor is nominated for his broad experience and operating expertise

ANNEX II

FURTHER INFORMATION ON THE OFFER, ASSET SALE, DISSOLUTION, LIQUIDATION

AND SECOND STEP DISTRIBUTION

Capitalized terms not defined in Annex II shall have the meaning given thereto in the EGM agenda or explanatory notes.

Further information on the Offer

The Offer is being made pursuant to that certain Purchase Agreement, dated as of 6 July 2016 (as it may be amended from time to time, the Purchase Agreement), among AVG, Avast Software B.V. (Buyer) and Avast Holding B.V. (Parent). The Purchase Agreement provides that on the terms thereof and subject to the conditions therein, Buyer will make the Offer and accept for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after the expiration of the Offer, as the same may be extended pursuant to the Purchase Agreement, for a per Share purchase price of $25.00 in cash, without interest (the Offer Consideration).

The Boards have conducted a careful decision making process, assisted by its legal and financial advisors, to assess the Offer and the transactions contemplated thereby, in comparison with the AVG stand-alone strategy and other alternatives. Each of the Boards has carefully reviewed and discussed the terms and conditions set out in the Purchase Agreement and the terms and conditions of all the other ancillary documents, including the Asset Sale Agreement (as defined below). The Boards have unanimously (i) determined that the Purchase Agreement, the Offer and the transactions contemplated by the Purchase Agreement and the Offer are in the best interests of AVG, its business and strategy and its Shareholders, employees and other relevant stakeholders and unanimously support the transaction and recommend the Offer for acceptance by the Shareholders.

On 6 July 2016, Morgan Stanley & Co, LLC issued an opinion to the Boards and Bridge Street Securities, LLC issued an opinion to the Supervisory Board, as of such date, and based upon and subject to the factors and assumptions set forth in each fairness opinion, that (i) the $25.00 per Share in cash to be paid to the Shareholders was fair from a financial point of view to the Shareholders, and (ii) the purchase price to be paid to AVG for the entire AVG business under the Asset Sale was fair from a financial point of view to AVG.

Buyer will effect the transaction primarily through a tender offer for all of the Shares and expects the transaction to close in the third quarter of 2016. The consummation of the Offer is subject to the satisfaction of customary closing conditions for a transaction of this nature, including the tender of at least 80% of the Shares in connection with adoption of the Asset Sale and Liquidation Resolutions (or the tender of at least 95% of the Shares if the Asset Sale and Liquidation Resolutions have not been adopted at the General Meeting) and the receipt of regulatory clearances.

Following completion of the Offer, the Supervisory Board of AVG will consist of three individuals designated by Buyer and two individuals who currently serve on the Supervisory Board. Messrs C.J. Tenwick and J.G. Haars, will remain on the Supervisory Board as independent members of the Supervisory Board (each an Independent Director). The Independent Directors will remain in office until the earliest of (i) Buyer acquiring all of the Shares or (ii) AVG having ceased to exist following the Liquidation. The two Independent Directors will, in accordance with Dutch practice, act as independent supervisory directors to protect the interests of any minority Shareholders until Buyer utilizes certain available reorganization structures available under Dutch law to acquire full ownership of the Shares and/or AVG’s business.

If not all Shares are tendered in the Offer, Buyer will provide a subsequent offering period (the Subsequent Offering Period) of not less than ten business days.

The decision-making process by the Boards and the relevant terms and conditions of the Offer and post-Offer restructurings (including the Asset Sale) will be described in more detail in the Tender Offer Documents.

Further information on post-Offer restructurings

Buyer and AVG anticipate that full integration of AVG in the Avast group will deliver substantial strategic and other benefits. If Buyer acquires at least 95% of the Shares, Buyer intends to delist AVG from the NYSE and intends to initiate the statutory squeeze-out proceedings to obtain 100% of the Shares (the Squeeze-Out Procedure), in which case the amount received for each Share not tendered pursuant to the Offer (including during the Subsequent Offering Period and, if applicable, the Minority Exit Offering Period (as defined below)) shall be determined by the Dutch enterprise chamber (Ondernemingskamer), which price may be different than the Offer Consideration.

If (i) the Asset Sale and Liquidation Resolutions have been adopted, (ii) the Subsequent Offering Period has expired and following an announcement by Parent, Buyer or AVG that the Asset Sale will be effectuated, an extension of the Subsequent Offering Period of seven business days (the Minority Exit Offering Period) has expired and (iii) the number of Acquired Shares represents less than ninety-five percent (95%) but at least eighty percent (80%) of the Shares (the Asset Sale Range), then Parent and Buyer may require AVG to enter into the Asset Sale Agreement (substantially in the form attached as an exhibit to the Purchase Agreement, the Asset Sale Agreement) and, in such case, Buyer and AVG have agreed that Buyer may decide to complete the Asset Sale to acquire all of AVG’s business operations in accordance with the terms and conditions of the Asset Sale Agreement. Also if the number of Acquired Shares falls within the Asset Sale Range, Buyer intends to delist AVG from the NYSE.

The Asset Sale will be made in consideration of (A) cash and (B) a note payable (the Note Payable) in an aggregate principal amount equal to the Offer Consideration multiplied by the total number of Shares as of the closing of the Offer and the Subsequent Offering Period (including any Minority Exit Offering Period). These proceeds will be distributed by means of the Second Step Distribution to Shareholders following the Dissolution, such that each holder of Shares that were not tendered pursuant to the Offer (including during the Subsequent Offering Period and the Minority Exit Offering Period) shall receive cash in an amount equal to the Offer Consideration multiplied by the number of Shares then held by such holder, without interest and less any applicable withholding taxes. The amount of the liquidation distribution to be made to Buyer will be set-off against or satisfied by assignment of the Note Payable to Buyer.

THE APPLICABLE DIVIDEND WITHHOLDING TAXES AND OTHER TAXES, IF ANY, IMPOSED ON THE SHAREHOLDERS IN RESPECT OF LIQUIDATION DISTRIBUTIONS MADE REGARDING SHARES NOT TENDERED IN THE OFFER, DURING THE SUBSEQUENT OFFERING PERIOD (INCLUDING ANY MINORITY EXIT OFFERING PERIOD) MAY BE DIFFERENT FROM, AND MAY BE GREATER THAN, THE TAXES IMPOSED UPON SUCH SHAREHOLDERS HAD THEY TENDERED THEIR SHARES IN THE OFFER OR DURING THE SUBSEQUENT OFFERING PERIOD OR THE MINORITY EXIT OFFERING PERIOD. FOR MORE INFORMATION, INCLUDING THE TAX IMPLICATIONS OF THE REORGANIZATION, PLEASE SEE THE TENDER OFFER DOCUMENTS WHEN THEY BECOMES AVAILABLE.

It is proposed that the Foundation will be appointed as AVG’s liquidator to carry out the Liquidation once the Dissolution has become effective. AVG will incorporate the Foundation. The board of the Foundation will initially consist of one member designated by Buyer and two members designated by AVG and Buyer may, subject to the approval of the Independent Directors, dismiss and appoint board members of the Foundation to complete the Liquidation.

The Asset Sale and the Liquidation and Dissolution have been approved by the Boards, subject to the Asset Sale and Liquidation Resolutions as part of the decision to enter into the Offer and the transactions contemplated thereby.

ATTENDANCE OF THE EXTRAORDINARY GENERAL MEETING

Only holders of Shares as of the close of business on 26 July 2016 (the Record Date) or those who hold a valid proxy for the EGM are entitled to attend and vote at the EGM. Each Share outstanding on the Record Date is entitled to one vote on each voting item.

For Shareholders whose ownership is directly recorded in the AVG’s shareholders register (the Registered Shareholders) and for Shareholders holding their Shares in an account at a bank, a financial institution, an account holder or other financial intermediary (such Shareholders, the Beneficial Owners), the conditions for attendance at the EGM are as follows:

•	Registered Shareholders must notify AVG by submitting their name and number of registered Shares through AVG’s e-mail address ir@avg.com no later than on 18 August 2016, at 24.00 hours CET; and

•	Beneficial Owners must have their financial intermediary or their agent with whom the shares are on deposit issue a proxy to them, which confirms they are authorized to take part in and vote at the EGM. These Beneficial Owners must (i) notify AVG of their intention to attend by submitting their name and number of Shares beneficially owned through AVG’s email ir@avg.com no later than on 18 August 2016, at 24.00 hours CET and (ii) bring the proxy received from their financial intermediary to the EGM.

Persons entitled to take part in the EGM may be asked for identification prior to being admitted and are therefore asked to carry a valid identity document (such as a passport or driving licence).

PARTICIPATION IN THE EGM BY PROXY

Registered Shareholders who are not in a position to attend the EGM in person, may, without prejudice to the above registration and attendance notification provisions, grant a written proxy to the following independent third party: Joyce J.C.A. Leemrijse, civil law notary in Amsterdam, the Netherlands, and/or her replacement and/or each (junior) civil law notary of Allen & Overy. The proxy can be granted with or without voting instructions. In case a proxy is granted to said independent party without voting instructions it shall be deemed to include a voting instruction in favour of all proposals recommended by the Boards, and against any other proposal. Proxy forms to be used to grant a written proxy are available free of charge at the offices of AVG Technologies N.V. (Gatwickstraat 9, 1043 GL Amsterdam, the Netherlands) and at investors.avg.com. To be counted, a duly completed and executed proxy must have been received by Joyce J.C.A. Leemrijse, civil law notary in Amsterdam, the Netherlands, at the offices of Allen & Overy LLP (Apollolaan 15, 1077 AB Amsterdam) or, if sent in pdf-form electronically at her email address: joyce.leemrijse@allenovery.com, no later than on 18 August 2016, at 24.00 hours CET.

Beneficial Owners who wish to exercise their meeting rights by proxy should follow the instructions and use the voting instrument provided by the bank, financial institution, account holder or other financial intermediary that holds the shares on such Beneficial Owner’s behalf.

FURTHER INFORMATION

For further information, please contact: AVG Technologies N.V., Investor Relations, Gatwickstraat 9, 1043 GL Amsterdam, the Netherlands. Email: ir@avg.com.

Amsterdam, the Netherlands, 13 July 2016.

AVG Technologies N.V.

The Supervisory Board